Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OTACA
36 Argonaut Suite 100
Aliso Viejo, CA 92656
https://otacatequila.com/

Up to $4,500,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: OTACA
Address: 36 Argonaut Suite 100, Aliso Viejo, CA 92656
State of Incorporation: CA
Date Incorporated: August 10, 2020

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $4,500,000.00 | 4,500,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family - Invest in the first 72 hours and receive 10% bonus shares

Super Early Bird - Invest in the first week and receive 8% bonus

Early Bird Bonus - Invest in the first two weeks and receive 6% bonus shares

Amount-Based:

Tier 1 - Invest $10,000+ and receive 3% additional bonus shares

Tier 2 - Invest $20,000+ and receive 5% additional bonus shares

Tier 3 - Invest $50,000+ and receive 7% additional bonus shares

Loyalty Bonus

All investors who invested in OTACA's previous StartEngine Regulation Crowdfunding raise will receive 5% bonus shares.

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

OTACA will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

OTACA ("Otaca Tequila" or the "Company") is a luxury, new-to-market, sipping tequila brand, founded in Southern California in 2020. We have already launched with 25,000 bottles of our Tequila Plata in Fall 2021, following with our Tequila reposado in Spring 2024, and finally our Tequila Anejo in 2025. We will be branding OTACA Tequila as an artisinal pure Tequila with no additives or fillers.

Business Model

Our tequila is sold at 350 locations across southern California. We have also strategically partnered with a local liquor store that can ship DTC to 42 states.

Competitors and Industry

Competitors

There are a few key competitors in our industry. First, Casa Dragones Tequila has a similar demographic of clientele. Second, Clase Azul is another sipping tequila on the market that is a big go-to at bars and restaurants, we will stand out next to them on the shelf. Third, Don Julio 1942 and Don Julio 70, will be a huge competitor considering they're one of the most well-known sipping tequilas on the market. Fourth, Fortaleza is known for its artisinal handmade products like ours, although we are much smoother than all of the above tequilas with no fillers, no added sugars, and no enhanced flavors.

Industry

According to a report by the Distilled Spirits Council of the United States, the tequila and mezcal production industry in the US has generated approximately $5.2 billion in revenue as of 2021. Furthermore, the tequila industry is a growing market, with the global tequila market size expected to reach USD $15.57 billion by 2029, with a CAGR of 5.89% The global tequila market is expected to grow from $10.43 billion in 2022 to $15.57 billion by 2029, at a CAGR of 5.89% during that forecast period.

Source: https://www.distilledspirits.org/news/distilled-spirits-council-annual-economic-briefing-consumer-demand-for-premium-spirits-helped-drive-12th-consecutive-year-of-spirits-u-s-market-share-gains/

Source: https://www.fortunebusinessinsights.com/tequila-market-104172

Current Stage and Roadmap

Current Stage

As of now, approximately one million dollars has been personally invested by the founders to develop the bottle, tequila recipe, and first batch and secure all necessary licenses. We have built out our Headquarters to accommodate warehouse/ tequila storage space as well as a newly constructed and branded head office and boardroom. We are currently self-distributing throughout California, and are preparing to partner with strategic distributors in California and Nevada.

The product is currently in the market in approx. 350 locations in California including popular restaurants (on-premise), Total Wine and More in California, and other retail stores (off-premise).

Future Roadmap

The Company's efforts for the next year will be focused on increasing our Plata inventory, growing our marketing efforts, and forming partnerships with distributors. We are also looking to expand into Texas, Arizona, Florida, and New York. Afterwards, we are then looking to expand nationwide. We are planning on launching our new Reposado in late 2024, and then our premium Anejo thereafter.

The Team

Officers and Directors

Name: Emmanuel Anthony Accetta

Emmanuel Anthony Accetta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer, and Chairman of the Board
  Dates of Service: August, 2020 - Present
  Responsibilities: Initiating and closing large contracts. Networking with strategic partners. Main contact and connection to distillery in Mexico. Compensation: Does not currently take a salary.

Name: Enrique Balderas

Enrique Balderas's current primary role is with Pacific Elite Management Group. Enrique Balderas currently services TBD hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2021 - Present
  Responsibilities: Enrique serves on the Board of Directors. He receives an annual salary of $12,000.

Other business experience in the past three years:

- Employer: Luna Nueva Tequila
  Title: Chief Operating Officer
  Dates of Service: May, 2020 - Present
  Responsibilities: Enrique manages the day to day and high-level operations of Luna Nueva Tequila.

Other business experience in the past three years:

- Employer: Pacific Elite Management Group
  Title: Principal Partner & Chief Operating Officer
  Dates of Service: January, 2012 - Present
  Responsibilities: Enrique manages the high level operations of Pacific Elite Management Group.

Name: Michael Bernard Gottlieb

Michael Bernard Gottlieb's current primary role is with CohnRenick. Michael Bernard Gottlieb currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO, Strategic Partner, Board Member
  Dates of Service: August, 2023 - Present
  Responsibilities: CFO and strategic advisor in raising capital. Mike does not receive cash compensation and has no plan to receive cash compensation. He currently owns 5% of the company's equity.

Other business experience in the past three years:

- Employer: CohnRenick
  Title: Managing Director
  Dates of Service: November, 2022 - Present
  Responsibilities: Assist companies achieve their strategic growth objectives. Mike spends 20 hours a week in this role.

Other business experience in the past three years:

- Employer: Ernst & Young
  Title: Audit Partner
  Dates of Service: January, 1987 - July, 2022
  Responsibilities: Audit of financial statements.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $4,500,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being

worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
OTACA was formed on 08/10/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. OTACA has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 2 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Otaca Tequila is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates,

and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Our results are linked to economic conditions and shifts in consumer preferences, including a reduction in the consumption of alcoholic beverages.
Our results of operations are affected by the overall economic trends in the US, the level of consumer spending, the rate of taxes levied on alcoholic beverages and consumer confidence in future economic conditions. In periods of economic slowdown, consumer purchase decisions may be increasingly affected by price considerations, thus creating negative pressure on the sales volume and margins of many of our products. Reduced consumer confidence and spending may result in reduced demand for our products and limitations on our ability to increase prices and finance marketing and promotional activities. A shift in consumer preferences or a reduction in sales of alcoholic beverages generally could have a material adverse effect on us.

We are exposed to exchange-rate and interest rate movements that could adversely affect our financial results and comparability of our results between financial periods.
Since our distilling, production, and bottling is done in Mexico, while our reporting currency is the U.S. dollar, the translation effects of fluctuations in the exchange rate between the two currencies may materially impact our financial condition and net income and may affect the comparability of our results between financial periods.

We are subject to extensive government regulation; changes in or violations of law or regulations could materially adversely affect our business and profitability.
Our business of producing, importing and distributing alcoholic beverages is subject to extensive regulation by federal and state agencies in both the US and Mexico. These regulations and laws address such matters as licensing and permit requirements, competition and anti-trust matters, trade and pricing practices, taxes, distribution methods and relationships, required labeling and packaging, advertising, sales promotion and relations with wholesalers and retailers. Also, new regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect our business, financial condition and results of operations. In addition, we are subject to numerous environmental and occupational, health and safety laws and regulations. We may also incur significant costs to maintain compliance with evolving environmental and occupational, health and safety requirements, to comply with more stringent enforcement of existing applicable requirements or to defend against challenges or investigations, even those without merit. Future legal or regulatory challenges to the industry in which we operate could give rise to liability and fines, or cause us to change our practices or arrangements, which could have a material adverse effect on us, our revenues and our profitability. Governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation of existing laws or regulations) that affect us, our competitors or our industry generally strongly influence our viability and how we operate our business. Complying with existing regulations is burdensome, and future

changes may increase our operational and administrative expenses and limit our revenues. For example, we are currently required to have permits to produce, to import products, maintain and operate our warehouses, and distribute our products to wholesalers. Many of these permits must be renewed when they expire. Although we believe that our permits will be renewed upon their expiration, there is no guarantee that such will be the case. Revocation or non-renewal of permits could substantially and adversely affect our business. Additionally, our permits may be revoked prior to their expiration date due to non-payment of fees, taxes, or violation of health requirements. Therefore, our business would be materially and adversely affected if there were any adverse changes in relevant laws or regulations or in their interpretation or enforcement. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such products or service. In addition to the regulatory risks in the US, the World Health Organization is considering international regulations with respect to the sale of alcoholic beverages. If the regulations are strengthened well beyond our assumptions, the consumption of alcoholic beverages may decline due to a rapid contraction of the social acceptability of alcohol, resulting in an adverse impact on the Company's business performance and financial position. In addition, there is possibility the corporate brand value may decrease.

Climate change and weather conditions could impact our business in unexpected ways.
We operate in an industry where performance can be affected by the weather. Changes in weather conditions may result in lower consumption of tequila than in comparable periods. Additionally, ways that climate change could impact our business include, but are not limited to: • Incurrence of losses from product waste, opportunity loss, and damaged equipment and facilities due to the intensification of abnormal weather; • Loss of opportunities and incurrence of relocation costs as a result of inability to secure adequate water resources; • Higher operating costs associated with tightening supply and demand for water and increased water costs caused by severe droughts; • Increase in the cost of key raw materials; • Increase in climate change-related regulations, including: o Introduction of carbon pricing and/or taxation; o Tightening of water resource-related regulations.

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.
The alcoholic beverage distribution market in the US is intensely competitive and fragmented. The principal competitive factors in that industry include product range, pricing, distribution capabilities and responsiveness to consumer preferences, with varying emphasis on these factors depending on the market and the product. With respect to individual customers, we face significant competition from various regional distributors, who compete heavily on price, in regions where our distribution centers are located. We also face competition from various producers in the tequila production industry. And we compete with other alcoholic and nonalcoholic beverages for consumer purchases in general, as well as shelf space in retail stores, restaurant presence and distributor attention.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Chief Executive Officer does not currently receive a salary for his role with the Company
OTACA is an early-stage company that does not currently generate consistent revenue. Accordingly, the CEO of OTACA (Anthony Accetta) does not currently receive a salary for his work. Although he has been, and will continue to be, compensatedfor his work with OTACA in sweat equity and receives income from sources outside of OTACA, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the Company has arranged for the CEO to receive a salary of up to $250,000 once the Company has cash on hand of approximately $500,000. This is expected to be achieved within the upcoming year from current sales, expanded distribution and marketing efforts, and Regulation Crowdfunding proceeds.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Emmanuel Anthony Accetta	17,968,803	Common Stock	87.55%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,500,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 21,434,269 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 365,095 shares to be issued pursuant to future stock awards, reserved but unissued.

The total amount outstanding includes 350,000 shares to be issued under a terminated contract with a marketing firm, which are being held by the Company until the dispute is resolved.

The total amount outstanding includes a phantom equity bonus award to an employee equal to 203,045 shares.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO and board of directors of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,408,297
  Use of proceeds: Services rendered
  Date: May 21, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 101,522
  Use of proceeds: Product/inventory
  Date: July 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $726,411.56
  Number of Securities Sold: 748,839
  Use of proceeds: Inventory, Company Employment, Marketing
  Date: April 10, 2022
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $121,625.25
  Number of Securities Sold: 70,890
  Use of proceeds: Funding operating expenses and marketing
  Date: December 30, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $200,583, compared to fiscal year 2022 revenue of $368,804.

The reason for the decrease was due to team prioritizing new system flow, recruitment of new members, and an internal buyout.

Cost of Goods Sold

Cost of goods sold in 2023 was $98,187, up from costs of $176,439 in fiscal year 2022.

The costs of goods sold decreased in 2023 because we shifted the team's focus and implemented new systems, rather than focusing on sales.

Gross margins

2023 gross profit decreased by $89,969 over 2022 gross profit and gross margins remained the same.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, and inventory. Expenses decreased from $850,551 in 2023 to $457,283 in 2023. The reason for the decrease was due to focus from our team, again we focused on new systems, that made a better sales flow, and we recruited new board members.

Historical results and cash flows:

The Company is currently in production stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are expanding sales and distribution to additional states. Past cash was primarily generated through sales OTACA product. By the end of 2024, our goal is to reach $1.5M in gross sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 26th, 2023, the Company has capital resources available in the form of $17,000 in cash in a corporate bank account and $1.3 million in fully paid for inventory.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. The funds are needed for distribution and marketing to generate revenue.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company for 8 months. Our current operating costs are $15,000 per month. The company's rent is $4,000 per month, utilities amount to roughly $1,500, the cargo van payment is $1,500, insurance equals $2,000, sales commissions make up to the remaining $6,000.

How long will you be able to operate the company if you raise your maximum funding goal?

Once we start generating revenue from our sales, we will be self-funding our operations. The money from our raise will give us that huge boost for marketing and distribution.

Our monthly operating costs would increase $15,000 due to increased sales commissions. This would bring the total operating costs from $15,000 to $30,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the company could sell $1.5 million worth of fully paid inventory.

Indebtedness

- Creditor: Mercedes Benz
  Amount Owed: $29,264.00
  Interest Rate: 2.9%
  Maturity Date: May 31, 2024
  In May 2021, the Company obtained a loan to finance the purchase of a vehicle. The loan bears an interest rate of 2.90% and requires monthly payments of $1,367 and matures in May 2024. As of July 31, 2022 and 2021, the outstanding balance was $29,264 and $44,577, respectively.

- Creditor: 2007 Accetta Trust
  Amount Owed: $500,000.00
  Interest Rate: 0.0%
  Maturity Date: January 31, 2030
  In June 2021, the Company obtained a loan for $500,000 from 2017 Accetta Trust, to provide funding for the operations of the Company. The loan is interest-free and matures in January 2030. As of July 31, 2022 and 2021, the outstanding balance was $500,000 and $500,000, respectively.

- Creditor: 2007 Accetta Trust
  Amount Owed: $36,000.00
  Interest Rate: 0.0%
  Maturity Date: July 31, 2024
  In fiscal year July 2023, a member of the board provided the Company with $36,000. The balance is to be repaid within one year and is classified within accrued liabilities on the balance sheet.

Related Party Transactions

- Name of Entity: 2007 Accetta Trust
  Names of 20% owners: Anthony Accetta
  Relationship to Company: Director, Officer, and 20%+ Owner
  Nature / amount of interest in the transaction: Anthony Accetta, principal security shareholder of the entity is a board member, CEO, and principal shareholder of OTACA.
  Material Terms: In June 2021, the Company obtained a loan for $500,000 from a member of the board of directors to provide funding for the operations of the Company. The loan is interest-free and matures in January 2030. As of July 31, 2022 and 2021, the outstanding balance was $500,000 and $500,000, respectively.

- Name of Entity: 2007 Accetta Trust
  Names of 20% owners: Anthony Accetta
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Anthony Accetta, principal security shareholder of the entity is a board member, CEO, and principal shareholder of OTACA.
  Material Terms: In fiscal year July 2023, a member of the board provided the Company $36,000. The balance is to be repaid within one year and is classified within accrued liabilities on the balance sheet (Note 7).

Valuation

Pre-Money Valuation: $21,434,269.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the Company currently only has one class of security, no stock options granted or other securities with a right to acquire shares outstanding, and assumed that any shares reserved for issuance under a stock plan or otherwise held by the Company are issued.

Industry Projections

First, over the past few years, several drinks groups have made their first moves into tequila and mezcal including Diageo, Pernod Ricard, and Campari Group. The tequila market has experienced remarkable growth over the past several years. According to Fortune Business Insights, the global tequila market size was valued at USD 10.43 billion in 2022 and is expected to grow at a compound annual growth rate (CAGR) of 5.89% from 2022 to 2029. Additionally, revenue for the tequila and mezcal category revenue rose over 30% in 2021 to USD 5.2 billion.

Although Otaca is still developing, we analyzed these recent industry deals in the context of space.

Sources: https://www.fortunebusinessinsights.com/tequila-market-104172

https://www.distilledspirits.org/news/distilled-spirits-council-annual-economic-briefing-consumer-demand-for-premium-spirits-helped-drive-12th-consecutive-year-of-spirits-u-s-market-share-gains/

First Year Orders

Second, the Company evaluated the current sales of its product. We have strategically done self-distribution and partnered with a local liquor store that can ship DTC to 42 states. We have generated some notable sales through www.greatamerican.com, totaling $368,804 in 2022, and we plan on keeping the momentum going through advertising and marketing until a distribution agreement currently being finalized with a large distributor is completed.

Projected Sales

Third, the Company evaluated projected sales for the next 5 years. We calculated this based on the following: our current locations throughout southern California that are committed to our product, and the expansion of distribution across big states when signing with a distributor. We have family and personal relationships with some of the largest luxury restaurant chains in California, which extend to other states as well.

The breakdown for our projection in EOY 2024 reaching $1.5M revenue is broken down in this way: Our average per account is $1,500 per year which equals $125 per month with 1,000 accounts we would reach our $1.5M projection This means we will work to get the remaining 650 locations in the next 15 months, which will be a combination of corporate accounts such as our recent ones like Water Grill, and Mastros with many locations across the state of CA and any other states we enter through distribution.

Conclusion

Based on the above, the Company believes its pre-money valuation of $21,434,269 is reasonable.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  16.0%
  This portion of funds will be invested in promoting OTACA and driving brand awareness. It includes digital marketing, public relations, event sponsorships, distribution, and other marketing initiatives to reach a wider audience and accelerate growth.

- StartEngine Service Fees
  33.3%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Inventory
  19.2%
  This significant allocation will be directed toward purchasing raw materials and producing more of our premium OTACA tequila. Maintaining a healthy inventory is crucial for meeting the increasing demand and ensuring timely distribution when opening new markets in new states.

- Working Capital
  8.0%
  To ensure smooth daily operations and manage short-term financial obligations, a portion of the funds will be set aside as working capital. This includes paying suppliers, and other day-to-day business expenses.

- Operations

18.0%
Nearly one-third of the funds will be utilized for operational costs, including but not limited to rent, utilities, administrative costs, and salaries. This also involves investments in technology and infrastructure to enhance production capabilities and efficiency.

If we raise the over allotment amount of $4,500,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  25.0%
  This portion of funds will be invested in promoting OTACA and driving brand awareness. It includes digital marketing, public relations, event sponsorships, distribution, and other marketing initiatives to reach a wider audience and accelerate growth.

- Inventory
  30.0%
  This significant allocation will be directed toward purchasing raw materials and producing more of our premium OTACA tequila. Maintaining a healthy inventory is crucial for meeting the increasing demand and ensuring timely distribution when opening new markets in new states.

- Working Capital
  10.0%
  To ensure smooth daily operations and manage short-term financial obligations, a portion of the funds will be set aside as working capital. This includes paying suppliers, and other day-to-day business expenses.

- Operations
  29.5%
  Nearly one-third of the funds will be utilized for operational costs, including but not limited to rent, utilities, administrative costs, and salaries. This also involves investments in technology and infrastructure to enhance production capabilities and efficiency.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than November 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://otacatequila.com/ (https://otacatequila.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/otaca-tequila

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OTACA

[See attached]

Financial Statements
(with Independent Auditor's Report)

OTACA

As of and for the Fiscal Years Ended July 31, 2023 and 2022

OTACA

Table of Contents

Brent D. Barnes, CPA

Independent Auditor's Report

To Board of Directors
OTACA

Opinion

We have audited the accompanying financial statements of OTACA (a California corporation) (the "Company"), which comprise the balance sheets as of July 31, 2023 and 2022, and the related statements of operations, shareholders' equity, and cash flows for the fiscal years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2023 and 2022, and the results of its operations and its cash flows for the fiscal years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements (continued)

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Brent D. Barnes, CPA
Lake Forest, California
November 27, 2023

OTACA
Balance Sheets

As of July 31, 2023 and 2022

	July 31, 2023	July 31, 2022
Assets		
Current assets		
Cash	$ 7,021	$ 20,784
Accounts receivable	15,738	47,697
Inventory	239,667	355,870
Prepaid expenses (Note 4)	229,737	229,737
Total current assets	492,163	654,088
Property and equipment, net (Note 5)	91,954	112,441
Other assets		
Trademark and patent, net (Note 6)	9,534	10,832
Right-of-use asset	21,782	53,583
Deposit	3,835	3,835
Total other assets	35,151	68,250
Total assets	$ 619,268	$ 834,779

OTACA
Balance Sheets (continued)
As of July 31, 2023 and 2022

	July 31, 2023	July 31, 2022
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued expenses (Note 7)	$ 128,740	$ 52,724
Equipment financing, current (Note 8)	12,856	15,562
Lease liabilities, current	21,782	31,290
Total current liabilities	163,378	99,576
Equipment financing, net of current (Note 8)	-	13,702
Lease liabilities, net of current	-	22,293
Notes payable (Note 8)	500,000	500,000
Total liabilities	663,378	635,571
Shareholders' equity		
Common shares, no par value, 50,000,000 shares authorized, 20,525,129 and 20,454,239 shares issued and outstanding, respectively	964,946	843,321
Capital contributions	221,617	221,617
Retained earnings (deficit)	(1,230,673)	(865,730)
Total shareholders' equity	(44,110)	199,208
Total liabilities and shareholders' equity	$ 619,268	$ 834,779

OTACA
Statements of Operations

For the Fiscal Years Ended July 31, 2023 and 2022

	July 31, 2023	July 31, 2022
Revenues, net	$ 200,583	$ 368,804
Cost of goods sold	98,187	176,439
Gross profit	102,396	192,365
Operating expenses		
Selling and administrative (Note 12)	457,283	850,551
Income (loss) from operations	(354,887)	(658,186)
Other income (expenses)		
Interest income	5	33
Interest expense	(10,061)	(3,918)
Total other income (expenses)	(10,056)	(3,885)
Income (loss) before income taxes	(364,943)	(662,071)
Provision for income taxes	-	-
Net income (loss)	$ (364,943)	$ (662,071)

OTACA
Statements of Shareholders' Equity

As of and for the Fiscal Years Ended July 31, 2023 and 2022

	Common Stock		Capital	Retained	Total Shareholders'
	Shares	Amount	Contributions	Earnings (Deficit)	Equity
Balance, July 31, 2021	492,500	$ 50,000	$ 129,991	$ (203,659)	$ (23,668)
Stock dividend	19,507,494	-	-	-	-
Common stock issued to consultants	200,000	200,000	-	-	200,000
Common stock returned	(456,852)	-	-	-	-
Common stock issued pursuant to crowdfunding offering	711,097	593,321	-	-	593,321
Capital contributions (Note 10)	-	-	91,626	-	91,626
Net income (loss)	-	-	-	(662,071)	(662,071)
Balance, July 31, 2022	20,454,239	843,321	221,617	(865,730)	199,208
Common stock issued pursuant to crowdfunding offering	70,890	121,625	-	-	121,625
Net income (loss)	-	-	-	(364,943)	(364,943)
Balance, July 31, 2023	20,525,129	$ 964,946	$ 221,617	$ (1,230,673)	$ (44,110)

OTACA
Statements of Cashflows
For the Fiscal Years Ended July 31, 2023 and 2022

	July 31, 2023	July 31, 2022
Cash flows from operating activities		
Net income (loss)	$ (364,943)	$ (662,071)
Adjustments to reconcile changes in net income to net cash from operating activities:		
Depreciation and amortization expense	21,785	21,675
Stock-based compensation expense	-	200,000
Increase (decrease) in cash from changes in:		
Accounts receivable	31,959	(47,697)
Inventory	116,203	33,036
Prepaid expenses	-	(229,737)
Accounts payable and accrued expenses	76,016	31,274
Net cash from operating activities	(118,980)	(653,520)
Cash flows from investing activities		
Purchase of equipment	-	(5,283)
Disbursements for trademark and patent	-	(1,400)
Net cash from investing activities	-	(6,683)
Cash flows from financing activities		
Principal payments on equipment financing	(16,408)	(15,313)
Proceeds from stock issuances	121,625	593,321
Capital contributions	-	91,626
Net cash from financing activities	105,217	669,634
Net increase in cash	(13,763)	9,431
Cash, beginning of year	20,784	11,353
Cash, end of year	$ 7,021	$ 20,784
Supplemental Disclosures		
Cash paid for interest	$ 10,061	$ 3,918
Income tax paid	$ -	$ -

OTACA
Notes to the Financial Statements
For the Fiscal Years Ended July 31, 2023 and 2022

Note 1: Nature of Business

OTACA is a corporation formed under the laws of California on August 10, 2020. The Company manufactures, imports, and distributes 100% blue weber agave tequila.

Going Concern

Since inception, the Company has relied on issuing securities and obtaining loans to fund its operations. As of July 31, 2023, the Company had decreasing working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (Note 3). The Company intends to raise funds for its operations with capital raised from crowdfunding offerings (Note 10, Note 15) and the receipt of sales from continuing revenue producing activities. These financial statements and related notes do not include any adjustments that might result from these uncertainties.

Note 2: Summary of Significant Accounting Principles

Basis of Presentation

The Company's financial statements are presented on an accrual basis consistent with accounting principles generally accepted in the United States ("GAAP"). References to GAAP issued by the Financial Accounting Standards Board ("FASB") in these notes are to the FASB Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Risks

The Company's business and operations are sensitive to general business and economic conditions. Adverse conditions may include the disruption in the procurement and delivery of materials from suppliers, imposition of tariffs and import and export controls, changes in governmental policies, foreign currency exchange rate fluctuations, economic recession, increased competition, or changes in consumer taste. Any significant disruption or changes related to such risks could have a material adverse impact on the Company's operations and its ability to remain competitive.

The Company grants credit to customers of various sizes throughout the U.S. Generally, the Company does not require collateral or other securities to support its accounts receivable. The Company does not believe significant credit risks exist as of July 31, 2023 and expects to maintain relationships with these customers.

Note 2: Summary of Significant Accounting Principles (continued)

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Cash

For purposes of the balance sheet and statement of cash flows, the Company considers cash on hand and on deposit at banking institutions and all highly liquid instruments purchased with maturity of three months or less to be cash equivalents.

The Company maintains cash balances at financial institutions that are considered by management to be of high-credit quality. To date, the Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

Note 2: Summary of Significant Accounting Principles (continued)

Accounts Receivable and Allowances for Doubtful Accounts

Accounts receivable are recorded at net realizable value based on amounts management expects to collect on balances outstanding at year-end less any amounts considered uncollectible.

The allowance for doubtful accounts is based on management's assessment of the collectability of specific customer accounts and the aging of the accounts receivable. Management evaluates the collectability of accounts receivable based on a combination of factors. If there is evidence that the Company will not be able to collect all amounts due according to the original terms, an allowance for doubtful accounts is recorded. When a receivable is determined to be uncollectible, it is written off against the allowance for doubtful accounts. Management believes that the risk of loss on its accounts receivable is adequately provided for in the accompanying financial statements. As of July 31, 2023, management believes all balances are fully collectible and there is no allowance for doubtful accounts.

Inventory

Inventory consists of finished goods and materials and is stated at the lower of cost or net realizable value. The Company utilizes the weighted-average accounting method for determining the cost of inventory, which approximates first-in, first-out (FIFO). Management periodically reviews the valuation of items in inventory and provides write downs of inventory for slow-moving and potential obsolescence based on its assessment of market conditions. From inception through July 31, 2023, there have been no write downs or impairment.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method based on the useful lives of the assets which range from three to fifteen years. Expenditures for major additions and improvements are capitalized. Normal repairs and maintenance and minor replacements are expensed as incurred.

Impairment

The Company periodically evaluates assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated fair value. Should the analysis indicate that an asset is not recoverable, the carrying value of the asset would be reduced to fair value and a corresponding charge would be recognized. As of July 31, 2023 and 2022, management does not believe any impairment exists.

Note 2: Summary of Significant Accounting Principles (continued)

Right-of-Use Assets and Lease Liabilities

The Company accounts for its lease commitments following ASC 842-Leases. Right-of-use assets and lease liabilities are based on the net present value of the lease payments over the lease term. In determining the present value of lease payments, the Company applied an interest rate of 3.25% which is based on the Wall Street Journal prime rate at the lease commencement date. The components of right-of-use lease assets and liabilities are included on the balance sheets. See Note 13 for additional information on leases.

Stock-Based Compensation

The Company maintains a stock equity incentive plan under which the Company grants non-qualified stock options and stock awards to employees, directors, and consultants. The Company accounts for share-based compensation following ASC 718-Stock Compensation. The compensation cost for stock-based awards is measured at the grant date, based on the fair value of the award and is recognized as an expense, on a straight-line basis, over the requisite service (vesting) period which is ten years or less.

Income Taxes

The Company is organized as a C-Corporation. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company follows ASC 740-Income Taxes which clarifies the accounting and disclosure for uncertainty in tax positions and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on evaluation under ASC 740, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the entity been assessed interest or penalties by any major tax jurisdictions. Generally, the Company's tax filings are subject to examination by federal and state taxing authorities for three years after filing.

Note 2: Summary of Significant Accounting Principles (continued)

Revenue Recognition

Revenues include the sale of bottled spirits and are recognized when goods are shipped, which is when legal transfer of title occurs. Sales of OTACA tequila began in October 2021.

The Company's revenue recognition policy is consistent with applicable revenue recognition guidance and interpretations for ASC Topic 606-Revenue from Contracts with Customers. The core principles of ASC 606 are to recognize revenue when promised goods or services are transferred to customers in an amount that reflects consideration that is expected to be received for those goods or services. ASC 606 defines a five-step process for revenue recognition which includes: (1) identifying contracts with customers, (2) identifying performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligation in the contract, which may include an estimate of variable consideration, and (5) recognizing revenue when or as each performance obligation is satisfied. The Company's sales arrangements generally include standard payment terms. These terms effectively relate to all customers, products and arrangements regardless of customer type, product mix, or arrangement size. If revenue recognition criteria are not satisfied, amounts received from customers are classified as deferred revenue on the balance sheet until such time the revenue recognition criteria are met.

Marketing and Advertising Costs

Marketing and advertising costs are expensed as incurred. For the fiscal years ended July 31, 2023 and 2022, advertising costs were $79,590 and $102,387, respectively.

Subsequent Events

The Company has evaluated subsequent events through November 27, 2023, the date the financial statements were available for issuance.

Note 3: Going Concern

These financial statements are prepared on a going concern basis. The Company began operations in August 2020 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.

Funding and Management's Plan

Based on currently available information as of November 27, 2023, management believes the Company's cash balance and expected cash flows will be sufficient to fund operations for at least the next twelve months. Management has implemented a business model that conserves funds and utilizes funds strategically. Projections for future cash flows may differ from actual results.

Note 3: Going Concern (continued)

Funding and Management's Plan (continued)

Management's plan includes sales growth and distribution resulting from new and recurring customer sales, implementation of new sales team, implementation of distribution chains starting with Nevada and Arizona, hiring a chief financial officer in September 2023 with 20 years in the spirits industry, equity offerings via crowdfunding to raise capital for operations (Note 10, Note 15), and funds received from capital contributions (Note 9).

The Company completed a second equity offering via crowdfunding which commenced in December 2022 (Note 10). The Company is pursuing a third equity offering via crowdfunding which launched and became open to investors beginning in September 2023 (Note 15).

The Company is active in communications with three large national distributors of wines and spirits in North America to increase sales and expand distributions in California, Arizona, Nevada, Florida and New York.

If cash balances and cash that may be generated from operations are insufficient to continue operations, the Company may be required to obtain more working capital. The Company may seek to obtain working capital during fiscal year 2023 or thereafter through sales of common stock or through bank credit facilities or public or private debt from financial institutions where available. Management cannot be certain that additional funding will be available on acceptable terms, or at all. If management identifies sources for additional funding, the sale of additional equity securities or convertible debt may result in dilution to our stockholders. The Company can give no assurance that it will generate sufficient cash flows in the future to satisfy liquidity requirements or sustain future operations or that other sources of funding, such as the sale of equity or debt, would be available or approved by the Company's security holders, if needed, on favorable terms or at all. If the Company fails to obtain additional working capital as and when needed, such failure could have a material adverse impact on the Company, results of operations and financial condition. Furthermore, such lack of funds may inhibit the ability to respond to competitive pressures or unanticipated capital needs, or may force the Company to reduce operating expenses, which would significantly harm the business and development of operations.

Note 4: Prepaid Expenses

The company paid deposits of approximately $229,737 for the production of its second batch of tequila which has an estimated wholesale value of $1,200,000. Management estimate for the remaining cash outlays required for the production, bottling and delivery of the second batch is approximately $250,000. Future commitments for the second batch is as follows:

Liquid tequila	$	195,000
Freight and insurance		30,000
Bottling supplies		25,000
	$	250,000

Note 5: Property and Equipment

Property and equipment consists of the following:

	July 31,			
	2023		2022	
Vehicles	$	58,952	$	58,952
Leasehold improvements		57,029		57,029
Furniture and fixtures		11,035		11,035
Molds		9,900		9,900
		136,916		136,916
Less: accumulated depreciation		(44,962)		(24,475)
	$	91,954	$	112,441

For the fiscal years ended July 31, 2023 and 2022, depreciation expense was $20,487 and $20,400, respectively.

Note 6: Trademark and Patent

Trademark and patent consists of the following:

	July 31, 2023	July 31, 2022
Trademark and patent	$ 12,981	$ 12,981
Less: accumulated amortization	(3,447)	(2,149)
	$ 9,534	$ 10,832

For the fiscal years ended July 31, 2023 and 2022, amortization expense was $1,298 and $1,275, respectively.

Note 7: Accounts Payable and Accrued Expenses

Accounts payable and accrued liabilities consist of the following:

	July 31, 2023	July 31, 2022
Credit card payables	$ 78,990	$ 51,098
Shareholder payable	36,000	-
Accounts payable	12,172	47
Other accrued expenses	1,578	1,579
	$ 128,740	$ 52,724

Note 8: Equipment Financing

In May 2021, the Company obtained a loan to finance the purchase of a vehicle. The loan bears an interest rate of 2.90% and requires monthly payments of $1,367 and matures in May 2024. As of July 31, 2023 and 2022, the outstanding balance was $12,856 and $29,264,

Note 9: Note Payable (Related Party)

In June 2021, the Company obtained a loan for $500,000 from a member of the board of directors to provide funding for the operations of the Company. The loan is interest free and matures in January 2030. As of July 31, 2023 and 2022, the outstanding balance was $500,000 and $500,000, respectively.

Note 10: Shareholders' Equity

In August 2021, the Company amended its articles of incorporation to increase its maximum authorized shares from 1,000,000 common shares to 50,000,000 common shares.

Common Stock Issued to Founders

The Company issued 490,000 common shares to the founders of the Company. No cash or property was received in exchange for the issuance of these shares.

Stock Dividend

In August 2021, the board approved a stock dividend to provide a multiple of 39.61 common shares for every one share outstanding resulting in the issuance of 19,507,494 common shares.

Capital Contributions (Related Party)

During the Company's startup phase and throughout the fiscal years ended July 31, 2022 and 2021, members of the board of directors made capital contributions to provide funding for the Company's operations. For the fiscal years ended July 31, 2022 and 2021, total capital contributions received were $91,626 and $129,991, respectively. No common shares, property or benefits were provided in exchange for the funds.

Common Shares Issued via Crowdfunding Offering

In September 2021, the Company performed an equity offering to raise capital for operations pursuant to Regulation Crowdfunding through the platform StartEngine. Under the offering, up to 1,070,000 common shares were made available for purchase at $1.00 per share. The offering closed on April 1, 2022 and issued a total of 711,097 common shares and provided net proceeds of $593,321.

In July 2022, the Company performed an equity offering to raise capital pursuant to Regulation Crowdfunding through the platform Title3Funds. Under the offering, up to 1,070,000 common shares were made available for purchase at $1.75 per share. The offering closed on January 20, 2023 and issued a total of 70,890 common shares and provided net proceeds of $121,625. The shares for this offering and proceeds were received occurred fiscal year July 31, 2023.

Note 10: Shareholders' Equity (Continued)

Common Shares Issued to Consultants

In December 2021, the Company entered an agreement for consulting services. The terms of the agreement include stock-based compensation of 200,000 common shares in December 2021 and the commitment for future issuances of 350,000 common shares. The agreement also requires additional stock-based compensation pending the close of future equity offerings to provide common shares in the amount to make the consultant a holder of 3.5% of total outstanding common shares. For the fiscal years ended July 31, 2023 and 2022, the Company recognized stock-based compensation of $0 and $200,000, respectively. No additional common shares have been issued for the consulting services as of the date of this report.

Common Shares Returned to Company

In July 2022, a member of the board canceled and returned 456,852 common shares to the Company.

Note 11: Equity Incentive Plan

In May 2021, the Company adopted the 2021 Equity Incentive Plan (the "Plan") which authorizes the board of directors to grant up to 50,000 stock awards to employees and consultants. In August 2021, the board approved a stock dividend (Note 10) which increased the available awards under the Plan to 1,980,457. Under the Plan, incentive stock options and nonstatutory stock options may be granted at prices equal to at least the fair market value of common stock at the date of grant and with terms that may not exceed 10 years. Restricted stock awards may also be granted under the Plan. As of and for the fiscal year July 31, 2022, 1,624,362 restricted stock awards were awarded from the Plan. There were no issuances from the Plan in fiscal year July 31, 2023.

Note 12: Selling and Administrative Expenses

Selling and administrative expenses consist of the following:

	July 31, 2022	July 31, 2021
Salaries and wages	$ -	$ 208,602
Stock-based compensation (Note 8)	-	200,000
Commissions	130,400	-
Marketing and advertising	108,639	131,851
Professional fees	57,731	90,994
Rent	50,787	49,351
Depreciation and amortization expense	21,785	21,675
Office supplies and expenses	19,526	29,217
Computer and internet expenses	17,180	28,168
Vehicle expenses	16,917	34,333
Insurance	15,195	17,213
Travel	12,159	20,442
Taxes and fees	2,731	13,233
Bank fees	1,192	1,551
Other expenses	3,041	3,921
Total selling and administrative expenses	$ 457,283	$ 850,551

Note 13: Operating Leases

In April 2021, the Company entered a three year lease agreement for the use of office and warehouse space. The lease requires minimum payments of $2,839 and expires in March 2024.

Future minimum lease payments for operating leases are as follows:

Fiscal years ending July 31,	
2024	$ 22,712

Note 14: Related Party Transactions

The Company obtained a loan of $500,000 from a member of the board of directors (Note 10).

For the fiscal years ended July 31, 2022 and 2021, the Company received capital contributions from members of the board of directors totaling $91,626 and $129,991, respectively.

In July 2022, a former member of the board canceled and returned 456,852 common shares to the Company (Note 10).

In fiscal year July 2023, a member of the board provided the Company $36,000. The balance is to be repaid within one year and is classified within accrued liabilities on the balance sheet (Note 7).

Note 15: Subsequent Events

In June 2023, the Company initiated an equity offering to raise capital pursuant to Regulation Crowdfunding through the platform StartEngine. The offering launched and became open to investors beginning in September 2023. As of November 27, 2023, the offering sold 38,215 shares at $1.00 per share and raised approximately $38,000.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF OTACA TEQUILA

OTACA: Once Tried, Always Craved Agave

OTACA Tequila makes ultra-premium tequila through its proprietary triple filtration & chilling process and is available in 350+ locations.

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


OTACA
TEQUILA
ONCE TRIED
ALWAYS
CRAVED
AGAVE

$39,451.12 Raised

REASONS TO INVEST

- OTACA Tequila has a proprietary triple filtration and chilling process creating a tequila smooth enough to sip straight without a burning sensation when sipped.
- The global tequila market is projected to reach $15.5B by 2029 and as one of the top 5 growing spirits, Tequila and Mezcal went up 30.1 percent, or $1.2 billion, to $5.2 billion in 2021.*
- OTACA has secured 350+ locations and has built sales relationships with Disneyland, Marriott Hotels, Total Wines, and more.

*Source / Source

Invest Now
$1.00 Per Share

PREVIOUSLY CROWDFUNDED
$726,411.56

RAISED	INVESTORS
$39,451.12	43
MIN INVEST	**VALUATION**
$500	$21.43M

THE PITCH

Refine Your Tequila Taste With OTACA


OTACA
TEQUILA
OTACA is an ultra-premium tequila appealing to diverse lifestyles and offers an extraordinary sipping experience. Made from the finest Blue Weber agave plants from the low-lands of Jalisco, Mexico, OTACA combines traditional and modern techniques to create a smooth, rich tequila.

Perfect for sipping straight or in handcrafted cocktails, OTACA's commitment to excellence delivers a unique depth and character, elevating any occasion.

For us, OTACA Tequila is more than an acronym of our name – it's what we represent. It's the story of what we feel is the most craveable, smoothest sipping tequila in the industry.

THE OPPORTUNITY & OUR BUSINESS MODEL

A Pure Ultra-Premium Sipping Tequila

As today's global consumers become increasingly knowledgeable and sophisticated, the tequila category has outgrown the limited brand selection currently available in the market. This rising consumer awareness and appreciation for high-quality tequila have fueled the demand for new, innovative offerings that cater to diverse tastes and preferences.


OTACA LOCATIONS
OTACA has made great strides in California's premium tequila market, securing over 350 locations through a self-distribution method.
350
275
250
200
100
30
OCT 2021
JAN 2022
APR 2022
JUL 2022
OCT 2022
JAN 2023


OTACA
OTACA

Created to captivate sophisticated consumers, OTACA strikes the balance between simplicity and accessibility. Our intricate process delivers exceptional premium tequila, ensuring our customers receive high-quality and delicious tequila with every sip.

We harvest fully-matured agave for 7 years, slowly bake our agave for 24 hours, let it rest for 24 hours, then use our unique copper flats to double distill and finish up with our proprietary triple filtration process. Our slow-making tequila process uses no chemicals, diffusers or fillers, resulting in a sippable and flavorful smooth tequila.

HOW IT'S MADE

HARVEST

Once the agave is **fully** mature at 7 years and has been harvested, the core (most commonly referred to as the piña) is baked in a clay oven.

BAKING

We slow bake the agave in a clay oven for 24 hours and leave it shut and resting for an additional 24 hours, allowing the flavors of baked agave to really settle.

CRUSHING

We then use a century-old tahona (a large wheel made with volcanic rock) to squeeze the juice from the cooked agave.

DISTILLING

Unique copper flasks are then used to triple distill, and we finish up with a proprietary triple filtration process.

During this process, no chemicals, diffusers or fillers are added to the creation which results in a smoothest tequila that is sippable and full of flavor.

Tequila is in High Demand


Global Tequila Market Value
$10.43B
2022
The global tequila market was valued at **$9.89B** in 2021 and is projected to grow at a CAGR of **5.89%** from 2022 to 2029.
Tequila is the fastest-growing drinks category in the U.S., according to the International Wine and Spirits Research (IWSR).
OTACA
TEQUILA

Source

Today's global consumers are placing a higher value on the quality, craftsmanship, and uniqueness of the products they consume. We think the tequila category has outgrown the limited brand selection currently available in the market, opening up an untapped market for ultra-premium tequilas, as consumers crave top-quality spirits.

OTACA Tequila aims to address this gap in the market. With the global tequila market valued at $9.89 billion in 2021 and projected to grow at a CAGR of 5.89% from 2022 to 2029, there is a rising demand for higher quality, more authentic tequila experiences among consumers worldwide (Source). Tequila is the fastest-growing drinks category in the U.S., according to the International Wine and Spirits Research (IWSR) (Source).


AWARDS
DOUBLE GOLD
WORLD SPIRITS COMPETITION 2021
CIGAR & SPIRITS
Double Gold at the 2021 Cigar & Spirits - World Spirit Competition
SPIRITS BUSINESS
GOLD
2022
Gold at the Tequila Masters 2022 Competition
DOUBLE GOLD
SIP AWARDS
2022
GOLD
Double Gold at the 2022 Sip Awards
Double Gold at the 2021 Las Vegas Proof Awards
Gold at the 2021 Las Vegas Proof Awards
OTACA
TEQUILA
PLATA

Our successful self-distribution strategy contributed to our strong partnerships and widespread recognition by focusing on high-quality venues and targeted distribution. As consumers increasingly seek top-quality spirits that embody craftsmanship, uniqueness, and richness, we believe OTACA Tequila is strategically positioned to capitalize on this untapped market, offering an exceptional smooth and rich-tasting tequila that caters to diverse tastes and preferences.

WHY INVEST

Sip Sophistication with OTACA


ONCE TRIED
ALWAYS
CRAVED
AGAVE
OTACA
TEQUILA
ONCE TRIED. ALWAYS CRAVED. AGAVE
40% ALC. VOL. (80 PROOF)
PLATA
CONT. NET. 750mL

Whether enjoyed straight or in handcrafted cocktails, our commitment to excellence ensures a unique depth and character that elevates any occasion. Having successfully built stronger partnerships through our self-distribution approach, OTACA Tequila has solidified our high-quality brand image in the market. Now we are planning for major nationwide distribution, aiming to target thriving markets, including Nevada, Arizona, Texas, Florida, and New York. With this strategic expansion and as our production volume increases, OTACA Tequila is on a mission to become a prominent player in the ultra-premium tequila market.

OTACA Tequila is ready to expand our reach and elevate the tequila industry. Reflecting our name, "Once Tried Always Craved Agave," OTACA's belief in its irresistibility is proven through its timeless, classic luxury that leaves a lasting craving.

Indulge in the exceptional taste of OTACA Tequila.

ABOUT

HEADQUARTERS

36 Argonaut Suite 100
Aliso Viejo, CA 92656

WEBSITE

View Site

OTACA Tequila makes ultra-premium tequila through its proprietary triple filtration & chilling process and is available in 350+ locations.

TEAM

Anthony Accetta
Founder, Chief Executive Officer, and Chairman of the Board

Anthony Accetta's entrepreneurial journey has been nothing short of remarkable, characterized by dedication, resilience, and an unwavering pursuit of excellence. From establishing state-of-the-art and highly profitable car wash ventures on the West Coast to making his mark as a distinguished developer of luxury properties, Anthony's Midas touch is evident. Yet, his insatiable thirst for the finer things in life didn't stop there. Driven by a personal mission to discover the quintessential tequila, Anthony transitioned from an enthusiast to an industry visionary. Fueled by passion and a clear vision, he sought the most exquisite "juice" — as tequila aficionados call it. The result? OTACA Tequila, a masterpiece born from years of meticulous research and experimentation. Positioned to make waves, OTACA Tequila is set to shine in one of the spirits industry's fastest-growing sectors.

Jack Ambriz
Director of Marketing and Business Development

Jack stands at the intersection of creativity and strategy, having sculpted the brand narratives for iconic luxury spirit names including House of Carbonadi, Louis XIII Cognac, and Taittinger Champagne. But his expertise isn't confined to spirits alone; the echelons of luxury lifestyle - be it VanDutch Yachts, Gulfstream Aviation, or Pagani Automobile - have also benefited from his visionary direction. As a photographer, his striking work has graced the pages of Forbes, Nobleman, and Voyage LA. Beyond that, Jack's entrepreneurial spirit has soared in the realm of cigars, pioneering a successful subscription and wholesale venture. His unique ability to voice a brand's essence and craft ROI-positive marketing strategies makes him an indispensable partner. With Jack on board, OTACA Tequila is poised to dominate the luxury spirit industry's spotlight.

Mike Gottlieb
Chief Financial Officer, Strategic Partner, Board Member

In a compact 35-year career, Mike has transformed from a passionate sports restaurant operator into a senior audit partner, consultant, and the force behind EY's $150M restaurant practice—which grew by an astonishing 500% under his leadership. Known as the "restaurant guru," Mike brings an invaluable blend of operational know-how, financial acumen, and industry connections to OTACA. His expertise spans from Business Strategy and P&L Management to Operations and Finance, making him a powerhouse asset for steering OTACA's growth and profitability. Mike spends 20 hours per week at OTACA.

Enrique Balderas
Board Member

Alcohol Industry, Senior level business acumen focused on beverage alcohol and non-alcohol products development. Numerous roles including financial development, budgeting, analysis and auditing procedures. Company financial budgeting, investor planning and development. Expertise in product development, sourcing, cost analysis and negotiation of contractual terms and performance accountability.

Joel Garcia Barreto
Master Tequilero

Joel comes from many generations of artisanal Tequilero's in Jalisco Mexico. He has been harvesting and producing tequila for many years.

TERMS

OTACA Tequila

Overview

PRICE PER SHARE
$1

VALUATION
$21.43M

DEADLINE
Nov. 29, 2023 at 7:59 AM UTC

FUNDING GOAL
$15k - $4.5M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,000,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
15,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
4,500,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family - Invest in the first 72 hours and receive 10% bonus shares

Super Early Bird - Invest in the first week and receive 8% bonus

Early Bird Bonus - Invest in the first two weeks and receive 6% bonus shares

Amount-Based:

Tier 1 - Invest $10,000+ and receive 3% additional bonus shares

Tier 2 - Invest $20,000+ and receive 5% additional bonus shares

Tier 3 - Invest $50,000+ and receive 7% additional bonus shares

Loyalty Bonus

All investors who invested in OTACA's previous StartEngine Regulation Crowdfunding raise will receive 5% bonus shares.

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

OTACA will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into OTACA Tequila.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus
Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$10,000
Tier 1
Invest $10,000+ and receive 3% additional bonus shares
Select

$20,000
Tier 2
Invest $20,000+ and receive 5% additional bonus shares
Select

$50,000
Tier 3
Invest $50,000+ and receive 7% additional bonus shares
Select

JOIN THE DISCUSSION

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AM **Anthony Melin**
a month ago

Is there a statement that comes out every so often to investors that shows their contributions and profits . ...

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Timothy huckaby
2 months ago

How much profit have you made last year on pace for this year? What are your gross and net margins and ...

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HOW INVESTING WORKS

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRA** / **SIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

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The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Introducing OTACA Tequila. This is your chance to be part of a multi-billion dollar industry and growing every year.

Call now to discover how you can be a part of OTACA Tequila. Imagine walking into a restaurant bar and ordering a drink for your friends or fmaily and telling them that you own a piece of this.

OTACA Tequila is a new tequila company already in bars, on shelves, and aiming to launch world-wide.

Investment opportunity with OTACA Tequila.

Introducing OTACA Tequila. Call now to discover how you can be a part of OTACA Tequila. OTACA. Once tried always craved agave.

Cheers!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.